March 13, 2020

Confidential

Ms. Asia Timmons-Pierce

Ms. Sherry Haywood

Mr. Kevin Stertzel

Mr. Ernest Greene

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Leading Ideal Inc. (CIK No. 0001791706)
Response to the Staff’s Comments on the
Draft Registration Statement on Form F-1
Confidentially Submitted on January 17, 2020

Dear Ms. Timmons-Pierce, Ms. Haywood, Mr. Stertzel, and Mr. Greene:

On behalf of our client, Leading Ideal Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 31, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on January 17, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review.

To facilitate your review, we have separately delivered to you today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has also included in the Revised Draft Registration Statement (i) its audited consolidated financial statements as of and for the year ended December 31, 2019 and related disclosure and (ii) other disclosure to reflect recent developments.

Draft Registration Statement on Form F-1 Filed on January 20, 2020

21. Convertible Redeemable Preferred Shares and Warrants
Accounting for Preferred Shares, page F-52

1.                                      We note your response to prior comment number 17. Given that you do not expressly identify the independent appraiser as an expert, please remove the reference to the independent appraiser from the filing.

In response to the Staff’s comments, the Company has revised the disclosure on page F-57 of the Revised Draft Registration Statement to remove the reference.

Exhibit 5.1, page i

2.                                      We note your reference to the company’s register of members included in the opinion section. Please expand your disclosure under “Description of Share Capital — Ordinary Shares” to discuss the procedures and timing required to make appropriate entries. Please include a statement in this section that the company will perform the procedures necessary to register the shares in the register of members. We note that the depositary will initially hold the ordinary shares underlying the ADSs. You should therefore discuss the ability to seek rectification of the register of members, as necessary.

In response to the Staff’s comments, the Company has added the referenced disclosure on pages 156-157 of the Revised Draft Registration Statement.

Exhibit 99.2, page ii

3.                                      Please reconcile, as necessary, your disclosure regarding the enforceability of the VIE agreements in paragraph C.(1) with your disclosure in the registration statement that not all of the equity interest agreements have been registered. See the disclosure in the risk factor on page 37, “Our ability to enforce the equity pledge agreements…”.

The Company respectfully advises the Staff that the disclosure in the Draft Registration Statement including Exhibit 99.2 thereto was made in light of the following considerations, all of which are still present as of the date hereof: (i) the Company is in the process of registering the equity interest pledge under the equity pledge agreement relating to relating to Beijing CHJ, and it plans and expects to complete the registration prior to publicly filing of its registration statement on Form F-1; (ii) Exhibit 99.2 to the Draft Registration Statement was a form of the opinion, and the actual opinion to be executed and delivered by Han Kun Law Offices when the Company publicly files its registration statement on Form F-1 will be revised to reflect the facts at the time of delivery, including the expected completion of the equity pledge registration; and (iii) opinion (i)(b) was qualified by “except as disclosed in the Registration Statement.” The Company will revise the relevant disclosure regarding the equity pledge registration after the equity pledge registration is completed prior to publicly filing its registration statement on Form F-1.

*                                         *                                         *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Walter Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86 (10) 6533-2955 or via email at walter.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Xiang Li, Chief Executive Officer, Leading Ideal Inc.

Yanan Shen, President, Leading Ideal Inc.

Tie Li, Chief Financial Officer, Leading Ideal Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Walter Zhang, Partner, PricewaterhouseCoopers Zhong Tian LLP

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP